Exhibit 12.1

August 10, 2020

FISHER WALLACE LABORATORIES, INC.

To the Board of Directors:

We are acting as counsel to Fisher Wallace Laboratories, Inc., a Delaware corporation (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 1,610,305 shares of Class B Common Stock, at a price of $6.21 per share, plus, the issuance of up to an additional 64,412 shares of Class B Common Stock that may be issued as bonuses to certain investors.

In connection with the opinion contained herein, we have examined the offering statement, the certificate of incorporation and bylaws, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the common stock being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ Alliance Legal Partners

By Jeffrey S. Marks, President